Investment Office	(916) 795-3400 phone (916) 796-2842 fax	www.calpers.ca.gov

March 19, 2009

Dear Shareowner of Brocade Communications Systems:

VOTE FOR PROPOSAL #6 TO ELIMINATE SUPERMAJORITY VOTING

We are writing to urge you to VOTE "FOR" Proposal #6 at Brocade Communications Systems, Inc.’s ("Brocade") April 15, 2009 shareowner meeting. CalPERS is the nation’s largest public pension fund with assets totaling $167 billion and owns approximately 974,000 shares of Brocade common stock. Proposal #6 is a non-binding shareowner proposal asking the Board of Directors to eliminate the supermajority vote threshold in Article VIII of Brocade’s Certificate of Incorporation. Article VIII currently imposes a 66 2/3rds supermajority voting requirement to alter, amend, or repeal Article VII which creates a classified board structure.

BROCADE STOCK UNDERPERFORMS RUSSELL 1000 & PEER GROUP

TSR Ending 2/27/2009	Brocade Communications Systems (BRCD)	Russell 1000 Index	Relative Return Russell 1000 Index	Communications Technology Russell Industry GICS Peer Index	Relative Return Russell GICS Peer Index
5 years	-60.1%	-28.1%	-32.0%	61.6%	-121.7%
3 years	-47.2%	-39.1%	-8.2%	-17.3%	-30.0%
1 year	-63.8%	-43.6%	-20.2%	-36.2%	-27.7%
Source: Factset

❑	Brocade underperformed Russell 1000 & Russell GICS Peer Indices over the 1, 3 and 5 years.
❑	5 of 9 current directors have tenures of 3 years or more during this time of underperformance; (D. House, G. Jones, L.W. Krause, M. Klayko and S. Vaswani).

90.56% OF THE VOTING SHARES SUPPORTED ELIMINATING THE 66 2/3rds SUPERMAJORITY REQUIREMENT IN 2006

CalPERS submitted a similar proposal in 2006 and 90.56% of the voting shares supported our proposal. While the stated purpose of supermajority-voting requirements is to provide corporations with the ability to protect minority shareowners, the reality is that supermajority-voting requirements generally serve only to block shareowner initiatives opposed by management.

CalPERS Public Employees’ Retirement System Shareowner Alert

SYSTEMIC FAILURE OF OVERSIGHT AND LACK OF ACCOUNTABILITY

Brocade has failed to implement CalPERS’ 2006 proxy proposal to eliminate Brocade’s 66 2/3rds supermajority voting requirement which received support from 90.56% of shares voting.  In August 2007, former CEO Gregory Reyes was convicted on 10 felony counts including securities fraud and backdating corporate records in connection with the backdating of stock options.  Also, in 2007, 42.7% of shares voting voted to withhold on the reelection of Director Sanjay Vaswami because, in CalPERS’ opinion, of Brocade’s systemic failures of oversight as well as the board refusal to implement CalPERS’ 2006 proposal that received 53.68% of shares outstanding.  Mr. Vaswami remains on the board today and incidentally, Mr. Vaswami owns all of 1,000 shares of Brocade stock.

BROCADE HAS EXCESSIVE ANTI-TAKEOVER DEFENSES

Brocade has numerous anti-takeover defenses which shield the Board from accountability to shareowners.  CalPERS believes that corporate governance procedures and practices and the level of accountability they impose leads to better financial performance.  It is intuitive that when directors are accountable for their actions they perform better.  A classified board and supermajority requirements for charter amendments have been found to be two of six entrenching mechanisms that are negatively correlated with company performance.  See “What Matters in Corporate Governance” by Lucian Bebchuk, Alma Cohen and Allen Ferrrell, Harvard Law School, Discussion Paper No. 491 revised 03/2005.

CALPERS ALSO SUPPORTS PROPOSAL #7 TO DECLASSIFY THE BOARD

CalPERS also supports proposal #7 asking Brocade to declassify the board and provide for the annual election of all directors to ensure board accountability. If our proposal #6 is passed and is implemented, it would reduce the voting requirement for shareowners to approve declassification of Brocade’s board.

VOTE “FOR” ACCOUNTABILITY, VOTE "FOR" PROPOSAL #6

Every shareowner has the right to vote, please take the time to vote!  We urge you to vote in favor of proposal #6 to eliminate the 66 2/3rds supermajority-voting requirement.  VOTE "FOR" PROPOSAL 6!  Thank you for your support on this important issue.

Very truly yours,

Eric Baggesen
Senior Investment Officer – CalPERS Global Equity

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of the mail and telephone communication. CalPERS is not asking for your proxy card.  Please do not send us your proxy card but return it to Brocade.

For additional information, please contact Garland Associates, Inc. Tel: 561-366-1165

CalPERS Public Employees’ Retirement System Shareowner Alert